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Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II Commission File No. 001-40246

SARD VERBINNEN & CO

LINKEDIN

INTERVIEW WITH SARAH FRIAR AND MIKE DOYLE

CORRESPONDENT: DEVIN BANERJEE

PRODUCER: GRANT GREENBERG

MEDIA ID: 2021-10-26 16-21-22.MP4

DEVIN BANERJEE:

00:00:04;04                         Good afternoon. I’m Devin Banerjee, editor at large for business and finance at LinkIn. I’m coming to you from Nextdoor headquarters in downtown San Francisco where I’m joined by CEO Sarah Friar and CFO Mike Doyle. Over the next 45 minutes or so, I’ll be peppering Sarah and Mike with questions of my choosing that are top-of-mind for investors as Nextdoor approaches its public market’s debut.

00:00:30;01                        I also wanna hear from you. If you have questions for Sarah or Mike, put them in the comment stream on your screen and I’ll do my best to pose some of them to our speakers later in this conversation. With that, let’s get started.

SARAH FRIAR:

00:00:43;05                         Great.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 2

DEVIN BANERJEE:

00:00:43;15                         Sarah, I wanna ask you to set the scene for us. The social media landscape is varied. It’s global. Parts of it are h— hyper-local. Where do you see Nextdoor fitting in?

SARAH FRIAR:

00:00:56;21                         Great. Thanks, Devin. And thanks for coming to chat to us today. Mike and I are happy to talk a little bit more about the company and about our business. So, first of all, with Nextdoor, you’re right. We’re very differentiated. So our graph is a local graph. Nextdoor equals neighborhoods. And with that— we’re seeing a structural change that we think is here to stay.

00:01:16;00                        In particular, 71% of people now say that their neighborhood is the most important community in their life. So that’s great for those of us who love community. Why do people come to Nextdoor? Well, first, they come for trusted information, right? At Nextdoor, you’re a real person and we know where you live. We have an address associated with you.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 3

00:01:37;19                         Second, they come to give and get help. We just talked about that phrase and how important that is in people’s lives. And you can really only do that— when you have proximity and have local perspective. Sometimes, it’s for something similar— simple like— I need, you know, a great hike to go on this afternoon. Sometimes it’s for something really high trust like I need a babysitter, or someone maybe you’re gonna invite into your home like a plumber, so someone you really wanna trust.

00:02:01;24                        And then finally where we’re very different is we’re all about creating— online to offline connections. So you can really only do offline when you have proximity. So, for example, I could probably create a cooking group on almost any of the other social platforms. But I could never imagine that that cooking group could come together and cook in my kitchen.

00:02:23;20                        Or if I wanted to create a dads’ group. Probably not appropriate for me. But it’s in my mind because I just visited a dads’ group last week in Virginia. And in doing his dads’ group, Abraham knew that they’d all be able to get together. So in our case, we all met at Panera Bread in— Alexandria. But they’ve been meeting now for three years. So it’s a great example of this power of proximity.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 4

00:02:46;24                         Beyond that, Nextdoor, it scores very high on utility. So I already talked about finding, you know, the local perspective, the local best thing. So unlike, say, other networks that are more entertainment-driven, we are often about utility first, but then definitively community. And I don’t wanna call it second. But come for the utility, stay for the community.

MIKE DOYLE:

00:03:06;24                         Yeah.

SARAH FRIAR:

00:03:08;03                        And then finally, I would say the great thing is that you can do good and also do very well. You can build a really strong business model. And I know you’re gonna ask me questions about that. (LAUGH) But I’m super proud of our Q3 results that we just put out this morning. (COUGH)

00:03:20;04                        Our revenue grew 66% year-over-year. So that was— on par with what we saw in Q2. So the business is really humming right now. And we also raised our overall growth guidance. So we’ve been on a roll through 2021. When we did our PIPE back in July, we said 44% year-over-year growth for the year in 2021. In September, we raised that again, the 47%. And, now, we’re guiding to say we’ll grow faster than we did in 2020— 20— 2020 which was 49% year-over-year.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 5

DEVIN BANERJEE:

00:03:49;24                         Yeah. Well— I’m about to be a dad in a few weeks so maybe I’ll start—

SARAH FRIAR:

00:03:53;19                         Good.

DEVIN BANERJEE:

00:03:53;22                         —my own dads’ group— (LAUGH) on Nextdoor. Mike, you are the numbers guy. Let’s talk a little bit more about those numbers Sarah mentioned. This morning, you released select financial highlights for the third quarter (NOISE) ahead of the full resul— results on November 10th. What are some of the main takeaways from those numbers today?

MIKE DOYLE:

00:04:10;24                         Yeah, so Q3 was a strong quarter for us and we were pleased to be able to share some of those highlights this morning which really— helps demonstrate the success we’re having in driving growth at scale and making improvements and monetization.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 6

00:04:24;11                        As Sarah mentioned, the— the year-on-year revenue growth of 66%, importantly, we were able to sustain a very high rate of growth— that we achieved in Q2, a similar level as 66% and really demonstrate value that we’re bringing to advertisers on the platform.

00:04:40;09                         Im— importantly, we also saw— growth in engagement. And so the— the way to— to measure that is in weekly active users. And we saw weekly active users up 20% year-on-year to 33 million. And— this was— a result of— product innovation, but also in— in developing— and encouraging— those members to come back to the platform more regularly— and engage and create— content.

DEVIN BANERJEE:

00:05:08;18                         Yeah.

MIKE DOYLE:

00:05:09;12                        And we saw that through— that— that’s— the trend through the quarter and even saw our highest level ever of frequency of visits— to the platform. So we’re really excited at the momentum that creates in the remainder of the year and into— into next. And then importantly, we look at— at monetization— as a measure with— ARPU. And so ARPU for us was up— 38% year-on-year— and—

DEVIN BANERJEE:

00:05:31;01                         Which to be clear is— Average— Average Revenue Per—

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 7

MIKE DOYLE:

00:05:34;24                        Per User.

DEVIN BANERJEE:

00:05:35;15                         —User—

MIKE DOYLE:

00:05:36;06                         Yeah, so for—

DEVIN BANERJEE:

00:05:36;16                         —weekly active user—

MIKE DOYLE:

00:05:36;20                         —for us that’s weekly active user.

DEVIN BANERJEE:

00:05:37;24                         Yeah.

MIKE DOYLE:

00:05:37;22                         That’s exactly right. And— and really that is— is a result of— things like— rising CPMs— which is— the price paid by advertisers. But, importantly, we’re seeing a strong support from our local business— revenue streams as well— as— on— on the enterpri— as well as the enterprise— side of the business.

DEVIN BANERJEE:

00:05:57;15                         Yeah.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 8

MIKE DOYLE:

00:05:58;14                        And so, I mean— we’re delighted to see that momentum. It gives us confidence as Sarah mentioned to— to increase our— our expectations for the full year. If you think back— even to July when we were in market with our PIPE transaction, we were guiding to 44% year-on-year. We increased that— that expectation to 47%—

DEVIN BANERJEE:

00:06:16;19                         Yeah.

MIKE DOYLE:

00:06:16;18                         —in a investor day in September. And now— know that we’re going to exceed that and even exceed the rate of revenue growth that we saw last year at 49%. So really excited about that— those trends.

DEVIN BANERJEE:

00:06:26;22                        So like most social media platforms, Nextdoor has users and advertisers or— or customers. As you think about investment going forward, you know, product innovation, human capital, marketing, et cetera, how do you balance delivering value to users and to advertisers, Sarah?

SARAH FRIAR:

00:06:44;19                         Yeah, it’s a great question because on a platform like Nextdoor prioritization is everything because we own that local graph, there’s actually so much we could do that it’s really important that we do a— a good number of things, but do them really well and go deep.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 9

00:06:59;10                        So starting with— our— the user— there, we actually broadly define it as both neighbors, but also all the other stakeholders of a neighborhood. So the local business— maybe the public agency, maybe the nonprofit organization. And the two biggest product things we’re working on there are notifications and connections.

00:07:18;22                        As Mike noted, our platform is one about continuing to bring people back. We know that once you go from being a monthly user, active user to a weekly, we pretty much are gonna get you to go to daily. We have a very active— our WOWs (PH) come on average about four times a week.

00:07:34;20                        And so a lot of the work is how do we bring you back with content that is engaging to you. So notifications, a big place to invest. I’m sure coming from LinkIn, you know all about this. Secondary is connections. So Nextdoor when it was started really started on this premise that you didn’t know your neighbors.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 10

00:07:50;24                        And so we never baked into the product this concept of being able to connect with people that you knew. Now that we’ve gotten big enough, you know, particularly here in the United States, we’re in one-in-three households. We cover all the population, right?

00:08:03;24                        If you wanna join a Nextdoor neighborhood y— one will exist where you live. What we’ve recognized is that we need to draw a tighter line between neighbors you may already know. And so, we’re really investing on the connection side partially because we know that people you know talking about things you care about is the number one engaging form of content.

00:08:24;24                        But people you know talking about things you don’t care as much as that is actually number two which kind of says humans value the human-to-human over even just the plain content. Of course, we still want the other segments as well. So that’s number one, in terms of prioritization.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 11

00:08:39;19                         Number two is SMB. We think this is a place. Nextdoor is incredibly unique. And as I mentioned, it goes from, you know, what people might call a more mid-market, maybe— a firm that’s in multiple states with some franchises down into traditional small business areas like the local coffee shop, the local dry cleaner.

00:08:58;24                        But we go way down into that long tail of literally people getting their first job. It might be a teenager that’s— you know, I see them. They always wanna run to the dump in my— I don’t know why. Clearly, people are getting rid of stuff here in San Francisco. Or babysitting. So we can go into that long tail.

00:09:16;00                        So working for our SMBs is kind of next. And then finally, the proprietary adtech stack. We can’t forget about it because, of course, we wanna be able to build that business model as we grow ‘cause that funds the flywheel of growth. But we do put a third because we know that once we build it and have top of the funnel growth with great engagement at scale, it’s very— it’s a beautiful model to advertise.

00:09:40;23                        And advertisers see tremendous value from it. So we are definitely investing there in unique surfaces, in unique ways to bring that value to advertisers from brand down to direct response. But that’s kind of number three on the priority stack.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 12

DEVIN BANERJEE:

00:09:53;15                        So on advertisers, Mike, what do they want more of from Nextdoor, do you find, and what’s the plan for delivering them that value?

MIKE DOYLE:

00:10:00;24                         Yes, so for advertisers, they’re looking for more of our unique supply. So by increasing engagement— and delivering them— impressions across a broad base of— of members, that’s something that they— are— are definitely after, as well as— our assistance in helping them to really do what it is unique and differentiated on the platform.

00:10:20;15                        So that means creating hyper-local, targeted messaging and the ability to measure that performance. And so we are— making investments there— in areas like new ad formats— certainly new ad surfaces, thinking about things like our groups’ product, our classifieds’ product— maps. All of those can— meet the different objectives of— of campaigns.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 13

00:10:41;08                        And then also investing deeply in— in measurement— on— on the platform, making sure that— advertisers can take advantage of the— the first-party data that we have to target— and then measure the results of their campaigns, including integrating— third-party tools— that we know are important, whether— advertisers are interested in measuring— awareness— driving local action and foot traffic to a store, or credit card swipes— into a retailer. Those are all things that— that we hear from advertisers that they’re— that they’re looking for.

DEVIN BANERJEE:

00:11:09;07                         Sarah, among advertisers, what’s roughly that mix of enterprise and SMB? And where do you see it going? Or where do you want it (SKIP IN AUDIO) to go?

SARAH FRIAR:

00:11:17;02                         Yeah, so today, if you looked at our enterprise, about 70% of total revenue; SMB, kind of 30% and growing. Is there an ideal balance? I mean, not really. In the end, we wanna make sure that we’re serving the right ad at the right time to the right person because on a platform like Nextdoor, the great thing is that ads are actually content, right?

00:11:38;05                        If I need in that moment— the local HVAC person and I see that ad from them, you’re actually solving my need, the utility point. That said, I think it always (NOISE) behooves companies to really think about where you have competitive advantage.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 14

00:11:51;07                        And so given that we have this power of proximity and a way to get down into these small, local businesses, I think we definitely wanna make sure that we continue to build products that are unique just for them. We always know that on Nextdoor, one of the classic ways of give and get help ultimately results often in a recommendation.

00:12:11;03                         We’ve seen 58 million recommendations on the platform to date. And that is such a beautiful way for a small local business to enter Nextdoor. And they may already have been there as a neighbor, but now they show up as their professional business self. To feel like, “Wow, this is such a welcoming platform, and it’s already a place where I’m getting warm leads, and it’s already a place where I’m starting to convert.” So how do we just— really square that circle for them— and make it easier and easier?

DEVIN BANERJEE:

00:12:38;10                        I just wanna remind our viewers that you can submit questions for Sarah and Mike as well. Put them in the stream. I’ll do my best to pose some of them to Sarah and Mike— in just a couple of minutes. Mike, how does Nextdoor diversify its revenue streams from here going forward? We’ve— we’ve— we’ve— we’ve just spoken about the advertising model. Where is there further monetization to be had?

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 15

MIKE DOYLE:

00:13:00;21                         Yeah, so for us— really, it’s about focus on advertising. We have so much opportunity in front of us. We’ve just launched our proprietary ad platform. We’ve just launched the ability for— mid-size and small, medium businesses to— to self-serve and participate in our ad— network and compete for impressions on the platform alongside enterprises. We know, as I just mentioned, that advertisers are looking for additional functionality on things like ad formats and measurement.

00:13:29;01                        And so, really, for us, it’s— focus— makes a lot of sense. And we know there’s a huge opportunity. And— and that is— true internationally as well— where we’ve only just begun— monetizing and— in the U.K., outside of— of the U.S. And— w— with the early signal that— that the— the platform works very well there. And we’re excited for the opportunity in all of our— our mar— our markets.

00:13:52;00                         That said, there is— you know, we have— we have launched products that are specific to local business needs, things like our local sponsorship product— local deals product, local search product. All of those are to— to meet the needs that we hear from our advertisers and how they can best— connect with— with neighbors in— in— in each neighborhood.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 16

00:14:11;01                        And we’re— we’ll continue to do that. I— I mentioned the— the additional services, things like maps, and groups, and— and finds. We’re continuing to— to— to monetize in those areas, and then with all sorts of adjacent— markets, things like— events is a great example.

DEVIN BANERJEE:

00:14:28;20                         Yeah. Sarah, internationally, where does the product expand from here? And what does that pace of expansion look like as you continue to invest domestically so much?

SARAH FRIAR:

00:14:37;24                         Yeah. So, today, Nextdoor is in 11 countries. U.S. is definitely our largest, one in three households. And then if you look after that, countries like the U.K., the Netherlands, Canada, and Australia would kind of pick up the next grouping.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 17

00:14:51;20                        In the U.K., we’re starting to see that same— level of density occur. So in the U.K., we’re already at about one in five, one in six households. In London, we’re already at one in five households so back to advertisers, if they want density, particularly in metro areas like London where there’s a lot of spend to be had. We absolutely view— Nextdoor as a platform that should be global, right? The good news is everyone is a neighbor. Literally, everyone in the world is a neighbor.

DEVIN BANERJEE:

00:15:18;24                        By definition, yeah.

SARAH FRIAR:

00:15:19;09                        By definition. And we know that the— everything I talked about earlier, in terms of community and utility, w— we know it resonates, right? We see this as we go around the world. So in terms of pacing, when you look to 2022, you’ll (NOISE) see us absolutely go back a little deeper into our younger markets, so France, Italy, Spain— the nordic mard— markets, for example.

SARAH FRIAR:

00:15:41;24                        And then we’re starting to think about, you know, from here: How do we overlay what we know about going into new markets? So things like— from a metro perspective, often we’ll cut it up into neighborhoods. We’ll look at the higher propensity neighborhoods and that’s where we’ll start the— the flame of Nextdoor going, if I can put it that way. (LAUGH)

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 18

00:16:01;24                        So, for example, we rel— really resonate with Millennial parents. I think in a recent— insight survey that we just did, I don’t think, I know, 60% of neighbors said that one of the reasons they come to Nextdoor, Millennial parents said was to meet parents with similar-age kids.

00:16:18;01                        In addition, we also know we’re starting to really appeal to a younger demographic and they tend to be more in that zone. So we can overlay demographic data to say, “Okay, here’s the places that we should start Nextdoor, right?” Canada’s our youngest market so that’s what we did in Toronto, in Montreal— and in Québec, for example.

00:16:37;21                        So, really, it’s— you know, from here, we see a lot of pathway to growth. It’s one of the reasons why we’re in the public markets raising capital— because we wanna be able to go lean into that— as we get bigger and bigger and have the capital c— the cash coming from our own business model to keep funding that as well.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 19

DEVIN BANERJEE:

00:16:54;09                         Yeah. Demographically, you mentioned what sounds like maybe your average user as it stands. Is that who you want your average user to be? Or how do you kinda see your average user five years from now?

SARAH FRIAR:

00:17:05;24                         Yeah, we don’t really have an average user because we do across almost— we go across every demographic in effect in terms of age, and gender, and so on. When you’re in one in three households just by fact, that’s gonna happen. Where we typically see really strong uptick, one is Millennial parents, as I talked about.

00:17:23;17                         Second is new movers. So it’s not really an age demographic, but it’s something about them. I read a stat that— people will spend, I think— almost, like, 70% of the total spend they’ll do on their house in almost that first year ‘cause that’s when everything annoys you, right, and you want to find the contractor that’ll come in and create the new kitchen island, for example.

00:17:43;13                         It’s often when people are willing to change brands. Another totally random anecdote, you’re most likely to change your toothpaste brand when you move house. Who knew? But there are other bigger spends that you often will do that you’re very influenced by your neighbor. So new movers is a second.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 20

00:17:59;08                         Third group we talk about is the rapid responders so those are the people who tend to come to Nextdoor more because of, say, an emergency situation. Now, this year, we leaned into that more around vaccine, helping people find their way to vaccines, if— if that’s what they were looking for. So we called it more the vaccine-interested.

00:18:16;21                        And then, finally, one place we’re seeing a strong uptick is what we call the urban enthusiast. So Nextdoor probably historically has resonated best in suburban areas, surrounding a metro. But we’re starting to see urban areas uptick as well. And I think part of that might be that structural shift we talked about of people recognizing the importance of local in ways they may not have seen two years ago.

DEVIN BANERJEE:

00:18:39;14                         Yeah. Now, Mike, you’re speaking with prospective public market investors about owning a business that loses money today. Now, in the old days, that would have sounded crazy; today, not so much as we see fast-growing consumer internet companies, you know— more or less being able to turn on profitability once they amass users and customers. But I think prospective investors wanna know what is the path to long-term profitability for the company?

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 21

MIKE DOYLE:

00:19:09;18                         Sure. So, I mean, first and forema— most, it’s important to know that we are very much in investment mode. And the reason that we are accessing— the capital markets is because we have a great deal of confidence in our product development road map and— product fit— and our ability to monetize.

00:19:23;09                        And so we want to do more and do more— quickly. That said, our— our business model is— is well established. It is— it’s high margin and there’s real leverage— with scale. And for us, the path to profitability will come with revenue scale. We— we have a structural advantage with very high gross margins.

00:19:42;24                         And— and— and we see— a very clear path to long-term EBITDA margins. I mean, we’ve talked about of around 40%. But in the— in the near-term, in the next several years, we very much want to invest behind the opportunity— and stay aggressive there.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 22

DEVIN BANERJEE:

00:19:58;12                         Yeah. A reminder to the viewers, you can submit questions as well for Sarah and Mike, put them in the stream, and I’ll post some of them to speakers— again in a couple minutes. Is there a role for inorganic growth for the company, as we see joint ventures, consolidation, other forms of partnership? What’s your outlook there?

MIKE DOYLE:

00:20:18;18                         Yeah, absolutely. So, again, a real advantage of— of accessing the— the public capital markets is to have that flexibility, to have the balance sheet, to be opportunistic. We actually have done some— small scale M&A in the past. That— for our first phase, M&A was— was looking at— new market entry opportunities, companies that were— somewhat similar to us to sort of start the flywheel of growth by having some small captive base of— of members to— to seed the platform. But going forward— it’s more likely to be about technology— or— or entering— a new adjacent vertical, a service, or— or a product. And that’s something that we definitely think as an important part of our strategy.

DEVIN BANERJEE:

00:20:59;00                         Sarah, I wanna spend some time on a theme that often gets overlooked in conversations like this which is human capital and— and talent. Yes, these are so— technology businesses, but they’re also businesses of people who design the technology, build it, market it, sell it, make it beautiful, make it better (STATIC) every day. In this really highly competitive, tight labor market right now, how do you continue to attract and retain the best talent?

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 23

SARAH FRIAR:

00:21:25;21                         Yeah, I love that question. As a— as a leader, one of my mantra is people first ‘cause I firmly believe if you get your people right, everything else just works, right? (NOISE) Smart people who are loyal run through walls. It’s also what’s really drawn me towards purpose-driven companies.

00:21:41;10                        And I think there’s probably no higher one than Nextdoor, right, with a purpose that is to cultivate a kinder where where everyone has a neighborhood to rely on. I mean, who doesn’t wanna work on that? Come on, people, send your resumes too as well as your questions.

00:21:52;19                        So how we make sure that we’re laddering up to that pro— that purpose and really thinking about how we— both encourage great talent to come, but also retain it, it starts with our core values. So as a company, our number one core value is earned trust. But number two is invest in community.

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00:22:10;04                        And so something I always ask in every interview is how have you invested in community ‘cause it’s— it’s hard to— you can’t really fake it. And it doesn’t mean that it’s wrong if you haven’t done it. It just means that Nextdoor’s probably not quite the right place where you’re gonna personally fly.

00:22:25;17                        Of course, we have core values around things like experiment and learn quickly, staying customer-obsessed. But our— ultimate core value is— act like an owner. And, again, the message that we’re sending there is that we expect every single person to bring their best ideas. We really try to not have hierarchy. I’m not a huge fan of titles and organization. So I think great ideas come from everywhere.

00:22:49;00                        We try to be very transparent. It’s, again, certainly from me something I really espouse. So we share our board decks, for example, with the whole company ‘cause everyone’s an owner. We write— any decision we get made is in a standard framework around decision-making that goes to the whole company. So we’re not— we wanna make sure that everyone has a chance to weigh-in, but also people understand how all of these processes are happening.

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00:23:14;24                        I also think when you have severe transparency like that, it really helps with diversity— because at that point, things like relationships and just being comfortable, people look like you, tend to break away and it’s much more about true meritocracy rising.

00:23:31;24                        And then, finally, empathy— again, I think it’s the number one trait of a company, is being empathetic, right? Are you really walking in the shoes of your customers. And so it’s why, when you look around our office even, you’ll see pictures everywhere, right, I’m staring at some right now, of our neighbors in action. And by neighbors, I mean, maybe the local business. Maybe it’s the local public agency.

00:23:53;09                        But it’s the people of the neighborhood. It’s been much harder in COVID. But I’ve really tried to get around tables together of Australian neighbors, and U.K. neighbors, and Canadian neighbors, and French neighbors so I get a chance to talk to them regularly. And right now as things are starting to open up, it’s been exciting to get back on the road. And as I mentioned, Abraham’s dads’ group two weeks ago was such a highlight because you really just see humanity in action.

MEDIA ID: 2021-10-26 16-21-22.MP4	PG. 26

DEVIN BANERJEE:

00:24:20;15                         Well, we have some great questions coming in from the viewers. Thank you for those. Please keep them coming. I’m gonna start— firing them off to Sarah and Mike. Mike, Jeff asks local ad sales are Nextdoor’s— opportunity, but also quite difficult. So— you— you mentioned the proprietary adtech technology that you’ve rolled out. But what other plans does Nextdoor have to scale local ad sales?

MIKE DOYLE:

00:24:43;06                         Yeah, so it’s a— it’s a great question. I mean, our go-to-market— strategy does vary by the segment that we’re targeting. And I’ll start with the local business and also maybe talk about enterprise. But on the local business front, we have— a real structural advantage in that b— local businesses are neighbors on the platform.

00:24:58;24                        So we have more than two million local businesses on the platform that have claimed their profile page. So that’s— a page where they can talk about their business, their origin story, share pictures, and also— keep track of their recommendations that they’re getting from— from neighbors.

00:25:13;22                        And for us, that’s a great pool of potential— engaged businesses to offer and educate about our paid products so local sponsorships, local deals, local search, and more— and more to come. So there’s a journey we can bring them through— and they can see what other businesses are— are doing and— and benefiting from on— on the platform.

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00:25:33;13                        So that is— I think gets to the point on it being difficult, is that’s a— it’s a— it’s— a huge— structural advantage. And then it’s different in contrast with the— the enterprise business. For us, we— we have a more traditional sales— force that— is organized along verticals that can get— very deep— in— in the— the businesses that they support, understand the campaign objectives, the buy-in cycles— and really bring to bear all of the benefits of the platforms.

00:26:00;24                        So we think about them— very different. And it’s almost important in— in the economics. And so— it’s important that we have that self-serve model with local businesses and— and— and mid-market-sized businesses— where they can— access the— the— the— the impressions through our ad auction or through the local business products that I mentioned.

SARAH FRIAR:

00:26:20;01                         Yeah, if I could just lean on—

DEVIN BANERJEE:

00:26:21;18                         Sure.

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SARAH FRIAR:

00:26:21;23                         —that because having worked in a business at Square where we aggregated SMBs—

DEVIN BANERJEE:

00:26:26;05                         Yeah—

SARAH FRIAR:

00:26:26;23                         —you really cannot fall back to, I call ‘em, a human band-aid almost. That’s what great sales people can take a not so good product and make it okay ‘cause you can actually talk to someone. What I love about SMB businesses is the product has to sing. It has to really be designed beautifully, be super intuitive to use, and just work. And I think that’s what Nextdoor has gotten because people are experiencing that all the time, often as a resident.

00:26:55;24                        But as I said, those residents are often business owners. So they get to experience the product even, perhaps, before they’re using it. So it’s really important for our business model that we don’t build an army of people to take to market the mid-market to SMB. That has to be self-serve.

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DEVIN BANERJEE:

00:27:11;14                         Sarah, we’re sitting in the heart of Silicon Valley. There are some great consumer internet players in areas like childcare, restaurants, tasks such as plumbing. Sean (PH), in the audience, asks, “How do you think about competing against these vertical players that (NOISE) exist already?”

SARAH FRIAR:

00:27:27;06                         Yeah. So it is a two-sided marketplace, right? You need to bring the customer on one side, and then bring the product on the other side. And we are very much wh— what we’re supplying to the businesses ar— is an ad— in the end, right? They’re trying to get new customers, up-sell to current customers, and somewhat get their brand known, right? They’re acting just like a big— company would as well.

00:27:48;22                        But what we have that’s truly unique is we have all the customers. So Nextdoor has taken— you know, our last m— multiple years of being alive as a company— in order to drive, you know, to 63 million as of the end of Q2 verified neighbors on the platform. as I said, one in three households in the U.S. And we’re a daily habit.

00:28:09;21                        So as I said when people come— our weekly users come on average about four times a week so we’re very high intent. And when people come, they tend to stick around. We have really high retention rates. So I think what differentiates us often from those folks who might offer the solution, but they don’t always have the customer is we have the both.

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00:28:31;24                        And sometimes we’ll do that as a first party so we wanna offer the product to meet what the neighbor needs. And sometimes we’ll do that with third-parties. And more and more, you know, our goal as we go into 2022 is thinking about that broader API platform.

00:28:43;24                        We do it today in areas like home services where we work with great brands like Angie’s List and— and Thumbtack because we wanna make sure that when a neighbor searches for the pro they need, they always get the best possible range of outcomes. Sometimes it’s first party like a neighbor recommends it and sometimes it might come through a third-party like that.

DEVIN BANERJEE:

00:29:01;11                         Yeah. Sarah, Drew says or asks, “Are there qualities that— communities that show top quartile penetration and engagement on Nextdoor share? Are there qualities that these communities share? Does it relate to the size of the neighborhood or things that community managers can do, the nature of discussion on the platform? And what’s the playbook for improving penetration and engagement in certain communities?

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SARAH FRIAR:

00:29:27;24                         Yeah, it’s— it’s a great question. I think it was Joe that asked it. So thank you for asking it. You know, because we span so much of— of the countries that we’re in, again, I wouldn’t say there’s one singular thing; otherwise, that would make it quite easy. (LAUGH) And I think that’s part of the moat is that we’ve managed to go across really disparate communities and still— be— a platform that they wanna use.

00:29:50;05                        The number one thing that we see when communities are really thriving is high density— which won’t surprise you because we are network effect business. So one of the things that we know is that when we’re early into a neighborhood and maybe only have five to 10 percent of the households on the platform, we see good weekly engagement.

00:30:07;19                        But by the time we get up to 70% plus sort of— penetration on the platform, we see almost a 2X from that beginning. So that’s just the network-effect in action. The second thing I would say is that where— when we are planting a neighborhood or cultivating it in the beginning, it is about bringing all those voices to bear.

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00:30:27;09                        So recognizing that it’s not just residents— who are gonna provide information, it’s often trusted sources. So another kind of— tool in our belt, so to speak, is the relationships we’ve built with public agencies. We’ve over 5,000 on the platform. And that can range from FEMA, like right now as floods are hitting the Northeast, FEMA and organizations like that are putting out the information people know sometimes to save themselves— or certainly to know how to stay safe.

00:30:54;19                        And then I think the third piece is that local business piece. So— yes, local businesses wanna stay in business. They wanna sell you stuff. But they’re often real custodians of a community. Certainly, my experience has been many local businesses are the first to give back, right? My local supermarket is a huge donator to the local schools. And I think that helps drive their flywheel, but it’s what they’re about. And so the more we enable that, the better.

00:31:21;02                        I mean— finally, I’d say what’s interesting about the platform— over 90% of users are over 25, but we do start to see ourselves getting down into teenagers. Today, 79% are homeowners so that certainly is another skew in our data, but an important one because, as we said, new movers, particularly homeowners tend to be a great audience for advertisers. So there’s a nice flywheel there as well.

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DEVIN BANERJEE:

00:31:46;00                         Mike, we’re coming up on— it’s cur— it’s wild to say out loud 24 months of technically— a g— a pa— pandemic. How has this COVID pandemic affected user behavior?

MIKE DOYLE:

00:31:58;01                         Yeah, so for us— the pandemic was a real and a great opportunity to demonstrate value to the communities that we serve. So if you remember at the onset of the pandemic, there was just a great need for information and so for neighbors to understand what was happening around them, where they could get additional information, and also— how they could give and get help from the neighbors in their— in their communities.

00:32:19;19                        And we were able to— enable that and we— we saw a massive increase in engagement— both in number of— of members as well as the frequency at which they were coming back to the platform. And we were also able to reactivate a number of— a large number of— of members that had— been— more dormant.

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00:32:40;15                         And— for us, it was precipitous in that— that— we had made a big investment in product— in— in advance of the pandemic. For many of those members, it was a much richer product experience. And we were able to— retain them. And that’s b— provided— a great deal of momentum, certainly finishing out— 2020 into— into ‘21. And— and so we’re— it’s— been— really— a great opportunity for us.

00:33:03;04                        On the— on the advertiser side as well too, what— was really— a great advantage was our— our product is— is about community, and how to reach communities, and how to hyper-local message. And so for advertisers that were a bit uncertain at what to do on the onset of the pandemic— if recall, a lot of the messaging you may have seen in any channel was about coming together and the strength of community.

00:33:25;01                        And so that just s— sings on our platform. So it was a great— a natural place to be. And so we were able to amplify— that benefit for the— for our advertisers and— and also bring advertisers onto the platform. So f— across the ecosystem, it was really— a powerful— a powerful— force for us.

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DEVIN BANERJEE:

00:33:40;09                         Yeah. Sarah— as you know, the pa— as you know very well actually, the payments— payments infrastructure and consumer internet companies are really becoming one, integrated into every application or— or internet software. What are your plans for integrating payments into the platform or loyalty, reviews, discounts for local businesses, SMBs. This is a question from Rithica— (PH)

SARAH FRIAR:

00:34:06;24                         Yeah.

DEVIN BANERJEE:

00:34:07;14                         —coming to you.

SARAH FRIAR:

00:34:08;18                        So to me, payments is becoming just part of the technology stack. So, you know, going way back into my resume, you’ll kind of see that I was a sell-side analyst and I covered software. So in the same way we would have talked about a storage layer, and a security layer, and a database layer, and a middle-ware layer, I think for a vast number of companies payments is becoming a layer.

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00:34:27;00                        Of course, we’re buying that from others to do it ‘cause it doesn’t make sense for every company to become its own payment processor. And the good news is today it’s just as simple as going to a database provider. So when I look at where payments— and all of those other pieces could play on Nextdoor, it’s kind of a no-brainer. It’s more of a when, not an if.

00:34:47;03                        So if you think about payments, of course, there’s that loop you can close of the small business who’s getting the lead on Nextdoor, who’s showing up at the house to, you know— install my new HVAC system. (LAUGH) Why wouldn’t we loop the whole thing? Because then the payment isn’t even just part of the utility, it also is a way to kind of continue the relationship after the fact.

00:35:12;16                        The other place payments I think really sings on the platform potentially is in what we call finds which is really our marketplace. So today on Nextdoor, hopefully, you’re all using it, there’s a lot of free which is not great for payments and for sale which is very good for payments.

00:35:27;24                        So it’s about $2 billion actually gets put on the platform every single month. And the number one thing we hear as a customer ask is: Could you please just carry the payment for me because I don’t wanna have to go to the ATM to pull out $20 or $50 to— to buy the— the table?

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00:35:44;17                        So, of course, I think why I love those sorts of requests is we would make it easier for our customers which is always rule one. And it would just continue to drive back loyalty because then you could imagine, (NOISE) you know, way out there— how fun to have a local currency that people can spend in a way that benefits local community.

00:36:06;01                         Just like I talked about our local supermarket donating to the school, like how do we make that kind of happen seamlessly? It was always our dream at Square ‘cause we had so many local businesses. Nextdoor’s even more about proximity and local. So you can imagine some really creative we could do longer term.

DEVIN BANERJEE:

00:36:22;00                         Where is that on the product road map would you say?

SARAH FRIAR:

00:36:23;01                         It’s a little ways out ‘cause prioritization, rule number one. There’s so much low— I don’t wanna go low-hanging fruit. But there’s so much opportunity near-term. Going back to what we talked about with engagement, just, you know, we know have a lot of ability to bring people back in a smarter way and to connect them.

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00:36:40;18                        We wanna do all of bringing these small businesses onto the platform before we get really whizzy with extra products. Let’s just do the basics for them. And as Mike always reminds me, the digital ad market is huge so let’s make sure we take a good chunk out of that— before we get too far out there.

00:36:56;13                         That said, look, great companies are built because they have multi-year, multi-horizons for growth, right? They have their core bets, like the things that working today that you’re just iterating on and getting stronger on. They have strategic bets, right, which are the things that you obviously have product market fit.

00:37:12;02                        But they might be a little younger. And then I always think it’s good to have a venture (NOISE) bet, or two, or three. As you get bigger, you can h— handle more because those can often be the things that really, you know, become Act Two, Act Three, Act Four for the company.

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DEVIN BANERJEE:

00:37:25;15                         Mike— top-of-mind for a lot of consumer applications right now are recent privacy changes from Apple, those— IDFA changes. Scott wants to know is Nextdoor impacted by those changes?

MIKE DOYLE:

00:37:38;10                         Yes, I think the— the great thing about our network is the richness of the first party data. And so, certainly, we— have taken, you know, close observation of changes that are happening around us, whether it’s from— Apple through IDFA or— or others— and thinking about how to— bring our advertisers along too so they know what to expect— on the platform. But more importantly is us leaning in where we’re s— where we— we have strengths. And that is— really harnessing the— the power of that first party data. So as a result— we haven’t seen— any significant impact.

DEVIN BANERJEE:

00:38:09;13                         Okay. We have about five minutes left. If you have any final questions, please, put them in the comment stream— right now. I— I have, I think, two more questions. And I wanna pose it to— to both of you. Sarah, when Nextdoor engagement and penetration occurs in a neighborhood, what are the outcomes that you see on the other end, after— afterward?

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SARAH FRIAR:

00:38:32;22                         Yeah, so— I— I mean, one of the— the most edifying ones are some of the research that we’ve done around areas like loneliness, social isolation, and even community resilience. On the former, we’ve done a bunch of work with Julianne Holt-Lunstad who’s out of Brigham inner— University here in the U.S. and two other researchers, Michelle Lim in Australia and Pamela Qualter out of Manchester in the U.K.

00:38:57;13                        And two findings which you all can partake of, number one is a small act of kindness has a really significant impact on our health so that could be even just saying hello, stopping to chat to someone in the street, maybe helping out— a neighbor, an elderly neighbor. And the second is knowing six neighbors or more has a statistically significant impact on our health because it does take down these feelings of social isolation. That’s number one.

00:39:22;14                        The other place we’ve seen really good outcomes from a research perspective, (MAKES NOISE) our own resiliency of communities. So we have a researcher that did a bunch of work around Hurricane Harvey. Houston was actually a pretty vibrant area for Nextdoor even pre-that hurricane.

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00:39:37;20                        But communities that had stronger ties, were more penetrated on Nextdoor, so if there’s more— x— stronger ties in the community during the disaster, actually did better. Less lives were lost, and secondarily, recovered much faster. And I think part of that is when communities kind of do come together in the moment, people stick around, right?

00:39:57;21                         We’ve heard this over and over, even just through the last two years versus communities where people don’t feel they have connection, people often just, you know, pack their bags and leave. They’re like, “I don’t wanna live where a wildfire’s gonna hit me. I don’t wanna live with a hurricane’s gonna help (SIC) me.”

00:40:10;12                        But if they feel like the people around them matter, they stick around. And that to me ultimately, you know, what an amazing outcome for a business to be able to do good like that, but then also build this great business model around it.

DEVIN BANERJEE:

00:40:23;07                         Yeah, Mike, what are some of the data points that stand out to you from communities where Nextdoor has really come in?

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MIKE DOYLE:

00:40:29;07                         Yeah, so, I think, first and foremost is— is penetration. So— the— the percentage of— neighborhoods that are on a— on— on— on the platform and that is a result of— the engagement that— that members see. So they’re seeing liquidity of contents. They’re se— ge— they’re getting questions answered. They’re seeing real utility on the platform.

00:40:49;23                        In addition— when we have high penetration in— in neighborhoods— there’s great word of mouth. And events like Hurricane Harvey and other things, there’s also great— a great deal of earned media— attention because the— the impact that we have in communities— is a— is a— is a great story and one that we— that is— shared broadly.

00:41:08;24                        And that’s a really— a powerful driver of— of growth for us. And so we’re always thinkin’ about how do we bring— more members onto the platform. And— and— word or mouth or organic growth is— is an important piece of that. And— we also allow members to invite other neighbors in their neighborhood.

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00:41:29;22                        And that’s— it’s— it’s— it’s very much an on-brand channel and— and way to— to drive growth. And it’s a way for us to, you know, further that flywheel that we’re— that we’re talking about here which is having richer content— and driving— driving penetration. And— and that’s really what’s— what’s gonna drive the— the member experience for— for neighbors— across the— across the market.

DEVIN BANERJEE:

00:41:48;04                        So final question to both of you, we’re approaching this public markets debut. As CEO and CFO, does the company change as a public company? Do you want it to change? Or are there ways in which you don’t want it to change?

SARAH FRIAR:

00:42:02;24                         Yeah. (LAUGH) It’s— I’m so interested to know your— Mike’s response. I am— I am somewhat strong-minded that an IPO or a public offering is just— a milestone on the journey. And I— I really don’t want the company to get focused on it internally because then we will lose our focus on our customers and the why we do what we do.

00:42:24;04                        So for me, I spend a lot of my time pushing people away from looking at stocks and stock charts to saying, “You know, the stock will take care of itself, right?” One of my favorite investors going way back, Ben Graham, all— talked about the fact that, you know, in the short run, the market’s a voting machine. But in the long run, it’s a weighing machine. And stocks will trade to fundamentals. Therefore, we need to make sure our fundamentals are sound and growing fast.

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00:42:47;09                        So I wanna culturally make sure we don’t lose what’s made us really special to date. I— what will be a positive of becoming a publicly traded company is access to capital. So we will have a much stronger balance sheet. We’ve already alluded to the fact that there’s lots of things we could invest in.

00:43:05;09                        And so having more, you know, heft on that balance sheet is gonna help with that. And then, of course, there is access to the public markets. That when you do wanna do something that feels very unique and strategic in the moment, that you have that ability to go to the capital markets.

DEVIN BANERJEE:

00:43:11;24                         Mike, what do you think?

MIKE DOYLE:

00:43:19;22                         Yeah, so I— I mentioned earlier in our— in our— in our thought process of deciding when to access the capital markets, it was knowing the product market fit that we had and— and the rich product road map that we’re all excited about, as well as our— our validation on monetization.

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00:43:34;00                         There is a third part that was— considered at least in my area of the business which is public company readiness. And that was something that I feel very confident (COUGH) that we had— achieved. It had been— a multi-year journey to get there.

00:43:44;01                        And so when you thi— when you got your question about— you know, what changes, is— is our maturity and our ability to— to (NOISE) act like— and deliver the results— expected of a public company. And then, I guess, the— the second point— would be on just— encouraging the— the business to think big.

00:44:00;22                        And just to Sarah’s point on access to— to capital— we just have a tremendous road map that everybody’s very excited about and allows us to— to move— to move more quickly— and just to think bigger about the opportunity. So really excited for that.

DEVIN BANERJEE:

00:44:13;09                         Well, that is, unfortunately, all the time we have today. I wanna thank Nextdoor’s CEO Sarah Friar and CFO Mike Doyle for spending time with us today, for answering my questions, for answering your questions. Thank you for submitting them and thanks for tuning in.

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SARAH FRIAR:

00:44:28;06                         Thank you, Devin.

MIKE DOYLE:

00:44:28;02                         Thank you.

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